

June 19, 2013

Via E-mail
Mr. Sam Walsh
Chief Executive
Rio Tinto plc and Rio Tinto Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

>   **Re: Rio Tinto plc and Rio Tinto Limited**
>   **Form 20-F for the Year Ended December 31, 2012**
>   **Filed March 15, 2013**
>   **Response dated May 22, 2013**
>   **File Nos. 001-10533 and 001-34121**

Dear Mr. Walsh:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

2012 Financial Statements, page 138
Note 1 – Principal Accounting Policies, page 146
(i) Depreciation and Impairment, page 151

1.   We note your response to prior comment 2. Please clarify the types of resources (measured, indicated or inferred) that are included in "other mineralization." Please also explain whether or not the resources are specific projects that are developed or undeveloped, and if the depreciable amount is increased to include estimated future development costs related to the quantities included in other mineralization. In your response, please provide us a sample of your proposed disclosure.

2.   We note your response to prior comment 2 that confidence in the economics of other mineralization is unlikely to exist for minerals that are typically found in low grade ore. You further state that other mineralization is currently only used in depreciation calculations in your Australian Iron Ore business. As this information enhances a reader's understanding of your application of your accounting policies, please confirm to us that you will add this disclosure as part of your critical accounting policies and estimates in future filings.

Impairment of non-current assets, page 151

3.   We note from your response to our prior comment 3 that bauxite mines and associated refining assets located in the same country are included in a single cash-generating unit. Please explain why the country-level represents an appropriate grouping for your cash generating units. Also tell us whether there are any counties with multiple refineries that process bauxite produced from separate distinct mines for which the operations and cash flows are largely independent. For example, please explain if the cash flows from the bauxite mines that feed Queensland Alumina or Yarwun are separate and distinct from the bauxite mines that feed Gove in the Northern Territory. Please tell us why the cash flows from Queensland are not largely independent of the Northern Territory and why those refineries are not grouped solely with the mines that supply them with bauxite but are grouped at a country-level.

4.   We also note from your response to our prior comment 3 that aluminium smelting assets located in the same region are grouped into a single cash-generating unit when the sales are managed regionally, the products produced are similar and they are sold to common customers. Please tell us:

   •   how you concluded that the cash flows related to a given smelter are not largely independent of the cash flows of another smelter within the same group;

   •   how the common regional management and similar products/customers resulted in interdependent cash flows; and,

   •   the number and size of the geographic regions (i.e. continents, countries, provinces) into which you group aluminium smelters are grouped.

(vii) Capitalization of Exploration and Evaluation Costs..., page 157

5.   We note your response to prior comment 4 that you consider the point at which the technical feasibility and commercial viability of extracting a resource is demonstrable is the point at which the decision to mine is taken. This decision to mine appears to be at a later point in time than the establishment of ore reserves pursuant to the JORC Code.

Please tell us how you have concluded mineralization meeting the definition of ore reserves has not demonstrated commercial viability within the context of IFRS 6.

6.   We note from your response to our prior comment 4 that you consider the point at which the decision to mine is taken is the point of commercial viability. However, we note that paragraphs 5(b) and 17 of IFRS 6 are conditioned on demonstrable technical feasibility and commercial viability; those paragraphs do not reference approvals, entity-specific financial ability to mine or intent to mine based on satisfactory returns. Please tell us whether your consideration of these additional criteria had a material impact on your previously reported exploration and evaluation assets. Please modify your policy and related disclosure, or tell us why no modification is necessary.

You may contact James Giugliano at (202) 551-3319 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining